HPW

11019202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 2 1 2011

SEC FILE NUMBER
8- 40976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paloma Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane
(No. and Street)

Greenwich (City) CT (State) 06836-2571 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall U. Tam (203) 861-3288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) NY (City) NY (State) 10036-6530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall U. Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paloma Securities L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randall U. Tam
Signature

President
Title

Diane R. Erickson
Notary Public

DIANE R. ERICKSON
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Paloma Securities L.L.C.

We have audited the accompanying statement of financial condition of Paloma Securities L.L.C. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paloma Securities L.L.C. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 18, 2011

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition
(Dollars in thousands)

December 31, 2010

Assets		
Cash	$	11,745
Securities purchased under agreements to resell		731
Securities borrowed		191
Due from brokers and others		25,593
Other assets		99
Total assets	$	38,359
Liabilities and member's equity		
Liabilities:		
Securities loaned	$	1,044
Incentive fees and bonus payable		395
Due to affiliates		1,712
Accrued expenses and other liabilities		1,281
Total liabilities		4,432
Member's equity		33,927
Total liabilities and member's equity	$	38,359

See accompanying notes.

Paloma Securities L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition
(Dollars in thousands)

December 31, 2010

1. Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

Paloma Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company mainly operated a repo trading business which ceased trading on February 15, 2011. The Company plans to withdraw its registration with the SEC and its membership with FINRA. The term of the Company shall end at the close of business on December 31, 2037.

There is one member of the Company, Clove Creek Corp. ("Clove"), which is wholly-owned by Sunrise Partners Limited Partnership ("Sunrise"). Randall U. Tam is the non-member manager (the "Manager") of the Company.

Use of Estimates

The preparation of these financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash

At December 31, 2010, cash was held by JPMorgan Chase Bank, N.A. ("JPMorgan").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreement to Repurchase

Securities purchased under agreements to resell ("reverse repos") and securities sold under agreements to repurchase ("repos") are treated as collateralized financing transactions and are recorded at their contracted repurchase or resale amounts plus accrued interest. Open repos and reverse repos are presented, net by counterparty, in the statement of financial condition. The Company holds collateral with a market value equal to or in excess of the contract amounts, including accrued interest, under reverse repos. Similarly, the Company provides collateral to counterparties under repos. Collateral is valued daily, and the Company requires counterparties to deliver additional collateral or return collateral pledged, as necessary. At December 31, 2010, the fair value of collateral pledged was $5,206. At December 31, 2010 the Company held offsetting open repo and reverse repo contracts of $1,000,000.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

In the normal course of business, the Company borrows securities on terms that permit it to re-pledge or resell the securities to others. At December 31, 2010, the fair value of the securities obtained from the securities borrowed was $580. All of the Company's securities borrowed have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities at December 31, 2010. Therefore, the Company received cash collateral of $1,044 in return for these securities that were transferred to the Company's securities lending counterparties. In calculating the collateral requirements, the Company looks at its net exposure by counterparty.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

Income Taxes

The Company is a single-member limited liability company, and as such is disregarded as a separate entity from Clove for Federal and state income taxes purposes. Therefore, the results of the Company's operations are included in Clove's Federal and state income tax returns. However, Clove allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income tax payer. For the year ended December 31, 2010, Clove allocated $1,712 to the Company. Such amount is included in due to affiliates on the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the authoritative guidance under GAAP regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is cumulatively greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority. There is no tax benefit for the year ended December 31, 2010.

2. Fair Value Measurements

The authoritative guidance on fair value measurements and disclosures requires assets and liabilities recorded at fair value in the statement of financial condition to be categorized based upon the level of judgment associated with the inputs used to measure their fair value. These inputs are summarized into three broad levels below:

Level 1 – Inputs are unadjusted and typically represent quoted prices in active markets for identical assets and liabilities at the measurement date. For example, exchange-traded stocks, futures and options.

Level 2 – Inputs other than quoted prices that are observable for assets and liabilities either directly or indirectly, including inputs in markets that are not considered to be active, at the measurement date. For example, corporate bonds, OTC options and currency forwards.

Level 3 – Inputs reflect management's best estimate in pricing the assets and liabilities at the measurement date. For example, private equity, investment partnerships and securities with no readily available market prices.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

During the year ended December 31, 2010, the Company did not have any level 3 assets or liabilities. At December 31, 2010, the Company did not hold any open positions.

3. Risk Management

In the ordinary course of business, the Company manages a number of risks including counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures, and monitors risk through various control mechanisms, including trading limits, capital-usage limits, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

The Company maintained securities lending and repurchase agreement relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties and requiring additional collateral where appropriate.

Liquidity risk arises in the general funding of the Company's securities lending and repurchase activities. It includes the risks of not being able to fund these activities on settlement dates. The Company manages its liquidity risk by matching the incoming and outgoing cash flows of its repurchase and resale agreement transactions and settling such transaction activity on a netted basis within the industry's netting and clearing mechanism administered by the Fixed Income Clearing Corporation ("FICC"), a subsidiary of the Depository Trust and Clearing Corporation.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its securities lending and repurchase activities.

Counterparty credit risk arises from the potential inability of counterparties to perform their obligations under the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to net amounts of collateral receivable from counterparties for outstanding securities lending and borrowing transactions, and repurchase and resale agreements, pursuant to master netting agreements.

(Dollars in thousands)

3. Risk Management (continued)

At December 31, 2010, the Company's counterparty credit risk was $191 which is the value of the collateral paid. According to Standard & Poor's, an external rating agency, the credit rating of this exposure is A+ and A. The Company believes that the ultimate settlement of the securities borrowing and lending, and repurchase and resale agreement transactions outstanding at year-end will not have a material effect on the Company's financial condition.

4. Commitments and Contingent Liabilities

In accordance with authoritative guidance on guarantor's accounting and disclosure requirements for guarantees, the Company is required to disclose information about obligations under certain guarantees. At December 31, 2010, the Company had contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Company has not recorded any liabilities in the financial statements for these indemnifications.

The Company has obligations under operating leases with initial noncancellable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2010, are approximately listed below:

2011	57
2012	58
2013	39
	$ 154

Certain leases contain escalation clauses.

5. Due To and Due From Brokers and Others

Due to and due from brokers and others primarily consist of cash deposited with financial institutions, net amounts receivable and payable on securities transactions and cash collateral deposited or received from these financial institutions. Interest is recorded at the daily broker rate. At December 31, 2010, the majority of due from brokers and others was maintained with JPMorgan and FICC.

(Dollars in thousands)

6. Related Party Transactions

Paloma Partners Management Company ("PPMC") provided personnel, office facilities, and administrative support to the Company in addition to paying some expenses on behalf of the Company, all of which the Company did or will reimburse PPMC. At December 31, 2010 approximately $91 was payable to PPMC, and included in accrued expenses and other liabilities in the statement of financial condition. The owners of PPMC are also the owners and managing members of Paloma Partners Company, L.L.C., which is a general partner of Sunrise.

The Company also utilizes JPMorgan as the administrator to provide certain middle and back office services pursuant to a subcontracting arrangement between JPMorgan and PPMC. Additionally, the Company utilizes the Bank of New York Mellon to provide certain middle and back office services.

Paloma Securities Australia Pty Ltd. ("Australia"), a subsidiary of Clove, provided services related to the securities lending activities of the Company.

The Company maintains a defined contribution retirement plan, which covers all participating employees. The Company makes matching contributions to the plan in accordance with the plan provisions. All such contributions vest over a five-year period.

7. Net Capital Requirements

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2010, the Company had net capital of $33,699.

8. Subsequent Events

These financial statements were approved by management and available for issuance on March 18, 2011. Subsequent events have been evaluated through this date.

Ernst & Young LLP

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www.ey.com

STATEMENT OF FINANCIAL CONDITION

Paloma Securities L.L.C. (a Limited Liability Company)

December 31, 2010
With Report of Independent Registered Public Accounting Firm